UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001-42550

Micropolis AI Robotics

(Registrant’s Name)

Warehouse 1, Dar Alkhaleej Building

Dubai Production City, Dubai, UAE

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Compensatory Arrangements of Certain Officers

On February 1, 2026, the board of directors of Micropolis AI Robotics (the “Company”) approved the adoption of the Micropolis AI Robotics 2026 Equity Incentive Plan (“2026 Equity Incentive Plan”). to attract, retain and provide incentives to key management employees, directors, and consultants of the Company and its affiliates (the “Key Personnel”), and to align the interests of such Key Personnel with those of the Company’s shareholders. In adopting the 2026 Equity Incentive Plan, the Company is relying on its home country practices pursuant to the applicable laws, rules and regulations of its jurisdiction of incorporation.

5,233,267 ordinary shares of par value US$0.0001 each of the Company (the “Ordinary Shares”) will be reserved from the authorised but unissued share capital of the Company for issuance under the 2026 Equity Incentive Plan (the “Share Reserve”), and commencing on January 1st of each calendar year thereafter, subject to any adjustments and limitations as necessary pursuant to the articles of the 2026 Equity Incentive Plan and to the extent that the Share Reserve as replenished will not exceed the then authorised but unissued share capital of the Company, the Share Reserve shall automatically be replenished, if and to the extent applicable, so that the aggregate number of Ordinary Shares reserved for Share Reserve shall equal fifteen percent (15%) of the total number of issued and outstanding Ordinary Shares of the Company as of December 31st of the immediately preceding calendar year, which may consist of Ordinary Shares purchased on the open market or Ordinary Shares previously issued and outstanding and reacquired by the Company; the issuance of such underlying Ordinary Shares issuable pursuant to the 2026 Equity Incentive Plan upon due exercise of share option in accordance with the terms thereof and the applicable award agreement be approved; and upon issuance pursuant to due exercise of share options in accordance with the terms thereof and against receipt of full payment of the exercise price to be determined by the Administrator and as set forth in the applicable award agreement, which shall not be less than the par value of such Ordinary Shares, shall be credited as fully paid and non-assessable shares of the Company.

Financial Statements and Exhibits.

The following exhibits are being filed herewith:

Exhibit No.	Description
99.1	2026 Equity Incentive Plan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Micropolis AI Robotics

Date: February 23, 2026	By:	/s/ Fareed Aljawhari
	Name:	Fareed Aljawhari
	Title:	Chief Executive Officer and Director

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